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Enterra Energy Trust Announces Revised Terms for $155 Million

Bought Deal Financing

Calgary, AB - November 9, 2006 – Enterra Energy Trust (“Enterra” or the “Trust”) (NYSE: ENT, TSX: ENT.UN) announces that it has revised the terms of its previously announced agreement to sell, on a bought deal basis, securities for total gross proceeds of approximately $155 million.  The revised terms provide for the issuance of approximately $35 million of trust units at an issue price of $8.10 per trust unit and $120 million of unsecured subordinated debentures convertible into trust units at a price of $9.25 per trust unit.  The offering is led by Scotia Capital Inc. and includes CIBC World Markets Inc. and Orion Securities Inc.  Closing of the offering, which is subject to customary regulatory approvals, is expected to occur on November 21, 2006.

Enterra has also granted to the underwriters an over-allotment option to purchase up to an additional $5.26 million of trust units at the offering price and an additional $18 million of debentures, exercisable up to 30 days from the closing of the offering.

The net proceeds from the offering, together with drawings under the previously announced $200 million senior secured credit facilities, will be used to repay in full all indebtedness under the outstanding bridge facilities incurred in part to finance the acquisition of the Trust's Oklahoma assets.

The debentures will have a face value of $1,000 per debenture, a coupon of 8.00% and a final maturity date of December 31, 2011.  The debentures will pay interest semi-annually on June 30 and December 31, with the initial interest payment on June 30, 2007, representing accrued interest from closing of the offering to that date.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful.  The securities referred to in this prospectus have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Enterra

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in Alberta and British Columbia, Canada and in Oklahoma and Wyoming, U.S.A.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expects" and similar expressions. Forward-looking statements in this press release include, but are not limited to, statements with respect to the closing of the offering and the use of proceeds of the offering. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production, marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

E. Keith Conrad

Victor Roskey

President & CEO, Enterra Energy Trust

Senior Vice President & CFO, Enterra Energy Trust

Telephone: (877) 263-0262

Telephone: (877) 263-0262

E-mail: ekconrad@enterraenergy.com

E-mail: vroskey@enterraenergy.com